Exhibit 99.1

Huami Corporation Announces Official Launch of Mi Band 3

BEIJING, May 31, 2018 /PRNewswire/ ━ Huami Corporation (“Huami” or the “Company”) (NYSE:HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, announced that the Mi Band 3 was officially launched today at the new product launch event of Xiaomi Corporation (“Xiaomi”) in Shenzhen, China.

Huami has served as the sole partner of Xiaomi, (an internet company with smartphones and smart hardware connected by an IoT platform at its core) to design and manufacture Xiaomi-branded smart bands, smart watches (excluding children watches and quartz watches), smart scales and associated accessories (“Xiaomi Wearable Products”) since 2014.

“We are delighted to reach another major product launch milestone under the long-standing and mutually beneficial relationship we share with Xiaomi,” said Wang Huang, Chairman and CEO of Huami. “The Mi Band product line is very important for us. With the new Mi Band 3’s advanced technology features and its attractive price point, we expect it will help drive sales and shipment volume. Our relationship with Xiaomi is getting stronger and stronger; and we look forward to continuing our close cooperation for new Xiaomi Wearable Product releases in the years to come.”

Mi Band 3 is the third generation in the flagship smart band product line, following the launches of Mi Band 1 and Mi Band 2 in 2014 and 2016, respectively.  This new generation of Mi Band 3 offers significantly more advanced health- and sports-related tracking functionalities than earlier versions, including optimized heart rate detection and additional screen access for messaging and real-time data feeds. Other new features include weather forecast, timer and more text displays, which all help broaden user scenarios. The new design has no physical buttons and features a full-touch, high resolution curved display on a larger anti-scratch OLED screen with continued industry leading battery life as well as 5ATM water resistance technology. Users can operate the smart band through directional swiping and gesture-based controls.

Mi Band 3 will carry an initial manufacturer’s suggested retail price of RMB169. An NFC version, which allows users to conveniently access public transportation facilities in major cities of China, will be available soon, at a higher price of RMB199.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2017, Huami shipped 18.1 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.  In addition to designing, manufacturing and selling smart bands and watches under its own Amazfit brand, Huami is the sole partner of Xiaomi, a leading mobile internet company and global consumer electronics brand, to design and manufacture Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

For more information, please visit: http://www.huami.com/investor

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

Tel: +86-10-5940-3255

E-mail:  ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail:  huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  huami@tpg-ir.com